# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The E.W. Scripps Company, CIK 0000832428
CUSIP: 811054402
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 312 Walnut Street, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0001567560
Persons authorized to receive notices and communications: Cara Hurak, (Miramar Services, Inc.), 250 Grandview Ave. Suite 400, Fort Mitchell, Kentucky (KY), 41017, (859) 581-5758

## Reporting persons
- Anne La Dow (CIK 0001555347): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 57,268; shared voting power 11,130,723; sole dispositive power 96,820; shared dispositive power 730,955; aggregate amount beneficially owned 11,187,991 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Anne M. La Dow Trust under Agreement dated 10/27/2011 (CIK 0001567385): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,649; shared voting power 11,130,723; sole dispositive power 43,201; shared dispositive power 0; aggregate amount beneficially owned 11,134,372 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Anthony S. Granado (CIK 0001606876): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,660; shared voting power 11,130,723; sole dispositive power 20,775; shared dispositive power 0; aggregate amount beneficially owned 11,151,383 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Austin S. Heidt (CIK 0001648613): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,789; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,135,512 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Barbara Victoria Scripps Evans (CIK 0001567308): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 40,911; shared dispositive power 730,955; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Brittany Jean Scripps (CIK 0001703436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 10; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Charles E. Scripps, Jr. (CIK 0001186936): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 811,367; shared voting power 11,130,723; sole dispositive power 1,428,682; shared dispositive power 0; aggregate amount beneficially owned 11,942,090 (13.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Charles L. Barmonde (CIK 0001605579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 700,069; shared voting power 11,130,723; sole dispositive power 1,285,735; shared dispositive power 0; aggregate amount beneficially owned 11,830,792 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Cody Dubuc (CIK 0001586950): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 10,000; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Corina S. Granado (CIK 0001567557): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 576,736; shared voting power 11,130,723; sole dispositive power 697,201; shared dispositive power 0; aggregate amount beneficially owned 11,707,459 (13.3% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Crystal Vasquez Lozano (CIK 0001611825): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 166; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Cynthia J. Scripps (CIK 0001567567): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,735; shared voting power 11,130,723; sole dispositive power 594,068; shared dispositive power 0; aggregate amount beneficially owned 11,457,458 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Douglas A. Evans (CIK 0001567430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 40,884; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Eaton M. Scripps (CIK 0001567560): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,288,185; shared voting power 11,130,723; sole dispositive power 1,903,502; shared dispositive power 0; aggregate amount beneficially owned 12,418,908 (14.1% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Eaton Mackay Scripps, Jr. (CIK 0002065140): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Edward W. Scripps, Jr. (CIK 0001186937): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 683,915; shared voting power 11,130,723; sole dispositive power 1,301,211; shared dispositive power 0; aggregate amount beneficially owned 11,814,638 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Eli W. Scripps (CIK 0001567356): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 108,867; shared voting power 11,130,723; sole dispositive power 214,843; shared dispositive power 0; aggregate amount beneficially owned 11,239,590 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Elizabeth A. Logan (CIK 0001567562): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,832; shared voting power 12,318,593; sole dispositive power 594,163; shared dispositive power 1,187,870; aggregate amount beneficially owned 12,645,425 (14.3% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Elizabeth Scripps (CIK 0001611805): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,921; shared voting power 11,130,723; sole dispositive power 5,923; shared dispositive power 0; aggregate amount beneficially owned 11,136,644 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Ellen B. Granado (CIK 0001606877): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,000; shared voting power 11,130,723; sole dispositive power 10,115; shared dispositive power 0; aggregate amount beneficially owned 11,140,723 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Ellen M. Scripps (CIK 0001567554): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 57,998; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Ellen M. Scripps Revocable Trust dtd April 17, 2014 (CIK 0001609881): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 57,998; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Eva Scripps Attal (CIK 0001567561): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,735; shared voting power 11,130,723; sole dispositive power 600,561; shared dispositive power 0; aggregate amount beneficially owned 11,457,458 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018 (CIK 0002005241): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1,500; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018 (CIK 0002005239): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1,500; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Gerald J. Scripps (CIK 0001567418): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 108,867; shared voting power 11,130,723; sole dispositive power 203,854; shared dispositive power 0; aggregate amount beneficially owned 11,239,590 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Geraldine Scripps Granado (CIK 0001606874): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,000; shared voting power 11,130,723; sole dispositive power 10,116; shared dispositive power 0; aggregate amount beneficially owned 11,140,723 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- J. Sebastian Scripps (CIK 0001562012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 653,504; shared voting power 11,130,723; sole dispositive power 1,188,168; shared dispositive power 0; aggregate amount beneficially owned 11,784,227 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- James Bryce Vasquez (CIK 0001611827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Jenny Sue Scripps Mitchell (CIK 0001651299): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 67; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Jessica L. Hoerster (CIK 0001651298): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 67; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Jimmy R. Scripps (CIK 0001567555): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 653,337; shared voting power 11,130,723; sole dispositive power 1,289,524; shared dispositive power 0; aggregate amount beneficially owned 11,784,060 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John P. Scripps (CIK 0001567456): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 57,997; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John P. Scripps Trust Exempt Trust under agreement dated 2/10/77 (CIK 0001567449): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 32,921; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans (CIK 0001567451): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 232,678; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77 (CIK 0001567446): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 232,678; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps (CIK 0001567422): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 232,678; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John Patrick Scripps (CIK 0001611995): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 33,530; shared voting power 11,130,723; sole dispositive power 3,237; shared dispositive power 0; aggregate amount beneficially owned 11,164,253 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- John Peter Scripps 2013 Revocable Trust (CIK 0001599416): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 57,997; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Jonathan L. Scripps (CIK 0001567361): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 108,900; shared voting power 11,130,723; sole dispositive power 193,069; shared dispositive power 0; aggregate amount beneficially owned 11,239,623 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Julia Scripps Heidt (CIK 0001567366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 322,965; shared voting power 11,130,723; sole dispositive power 590,295; shared dispositive power 0; aggregate amount beneficially owned 11,453,688 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Kendall S. Barmonde (CIK 0001605600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Keon Korey Vasquez (CIK 0001612196): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 166; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- La Dow Family Trust under agreement dated 6/29/2004 (CIK 0001567394): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 271,237; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Manuel E. Granado (CIK 0001606878): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,000; shared voting power 11,130,723; sole dispositive power 10,115; aggregate amount beneficially owned 11,140,723 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Margaret Scripps Klenzing (CIK 0001567550): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 336,802; shared voting power 11,130,723; sole dispositive power 644,955; shared dispositive power 0; aggregate amount beneficially owned 11,467,525 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Marilyn J. Scripps (CIK 0001567411): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 287,360; shared voting power 11,130,723; sole dispositive power 554,693; aggregate amount beneficially owned 11,418,083 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Mary Ann S. Sanchez (CIK 0001567553): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 653,337; shared voting power 11,130,723; sole dispositive power 1,243,424; shared dispositive power 0; aggregate amount beneficially owned 12,051,393 (13.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Mary Peirce (CIK 0001431041): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66,785; shared voting power 12,318,593; sole dispositive power 156,981; shared dispositive power 1,187,870; aggregate amount beneficially owned 12,385,378 (14% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Maxwell Christopher Logan (CIK 0001622949): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- McCabe A. Ballance (CIK 0001859873): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 125,137; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Megan Scripps Tagliaferri (CIK 0001567558): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,668; shared voting power 11,130,723; sole dispositive power 594,001; shared dispositive power 0; aggregate amount beneficially owned 11,457,391 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- R. Michael Scagliotti (CIK 0001599406): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 41,747; shared voting power 11,130,723; sole dispositive power 309,030; shared dispositive power 0; aggregate amount beneficially owned 11,172,470 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Molly E. McCabe (CIK 0001567364): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,675; shared voting power 11,130,723; sole dispositive power 594,008; shared dispositive power 0; aggregate amount beneficially owned 11,457,398 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Monica Holcomb (CIK 0001631986): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 74,173; shared voting power 11,130,723; sole dispositive power 121,785; shared dispositive power 0; aggregate amount beneficially owned 11,204,896 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Nathaniel W. Heidt (CIK 0001648614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,788; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,135,511 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Paul K. Scripps (CIK 0001186938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 130,313; shared voting power 11,130,723; sole dispositive power 130,313; shared dispositive power 730,955; aggregate amount beneficially owned 11,261,036 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Peggy Scripps Evans (CIK 0001611833): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 2; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Peter R. La Dow (CIK 0001567379): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 271,237; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Raymundo H. Granado, Jr. (CIK 0001606875): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 67,734; shared voting power 11,130,723; sole dispositive power 67,849; shared dispositive power 0; aggregate amount beneficially owned 11,198,457 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Rebecca Scripps Brickner (CIK 0001567559): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,802; shared voting power 11,130,723; sole dispositive power 625,014; shared dispositive power 0; aggregate amount beneficially owned 11,457,525 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Robert S. Heidt III (CIK 0001648564): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,788; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,135,511 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Jacqueline Scripps (CIK 0001952658): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 99,031; shared voting power 11,130,723; sole dispositive power 345,800; shared dispositive power 0; aggregate amount beneficially owned 11,229,754 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Robert P. Scripps IV (CIK 0001952671): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 99,031; shared voting power 11,130,723; sole dispositive power 383,662; shared dispositive power 0; aggregate amount beneficially owned 11,229,754 (12.8% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Samantha J. Brickner (CIK 0001631177): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 172; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Savannah Brickner (CIK 0001634070): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 367; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Shannon Leigh Howard (CIK 0001703434): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 10; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust) (CIK 0001567454): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 266,771; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12 (CIK 0001567453): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 40,911; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Tyler Garret Scripps (CIK 0002065151): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Vanessa L. Sanchez (CIK 0001694249): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 115; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Veronica E. Sanchez (CIK 0001694246): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 115; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Virginia S. Vasquez (CIK 0001567474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 640,201; shared voting power 11,130,723; sole dispositive power 1,423,768; shared dispositive power 0; aggregate amount beneficially owned 11,770,924 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Wendy E. Scripps (CIK 0001567565): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 326,602; shared voting power 11,130,723; sole dispositive power 593,935; shared dispositive power 0; aggregate amount beneficially owned 11,457,325 (13% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- William A. Scripps (CIK 0001567414): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 653,337; shared voting power 11,130,723; sole dispositive power 1,259,655; shared dispositive power 0; aggregate amount beneficially owned 11,784,060 (13.4% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- William H. Scripps (CIK 0001567549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 400; shared voting power 11,187,627; sole dispositive power 400; shared dispositive power 591,570; aggregate amount beneficially owned 11,188,027 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Kathy Scripps (CIK 0001594374): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 400; shared voting power 11,187,627; sole dispositive power 400; shared dispositive power 591,570; aggregate amount beneficially owned 11,188,027 (12.7% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Scripps Family 1992 Revocable Trust, dated 06-09-92 (CIK 0001603614): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 534,666; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Sam D.F. Scripps (CIK 0001595730): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Samuel Joseph Logan (CIK 0001612045): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Welland H. Scripps (CIK 0001595729): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,130,723; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 11,130,723 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- Wesley W. Scripps (CIK 0001596304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 166; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.
- William A. Scripps, Jr. (CIK 0001596849): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66; shared voting power 11,130,723; sole dispositive power 181; shared dispositive power 0; aggregate amount beneficially owned 11,130,789 (12.6% of the class)
  Comment: Shared Voting Power includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares
Name of issuer: The E.W. Scripps Company
Address of issuer's principal executive offices: 312 Walnut Street, Cincinnati, Ohio (OH), 45202
Comment:
This Amendment No. 13 to Schedule 13D (this "Amendment") amends the items included herein that were contained in the Schedule 13D filed on October 26, 1992 and amended by Amendment No. 1, dated October 22, 1993, Amendment No. 2, dated January 24, 2013, Amendment No. 3, dated March 18, 2013, Amendment No. 4, dated September 20, 2013, Amendment No. 5, dated August 5, 2014, Amendment No. 6, dated June 5, 2015, Amendment No. 7, dated April 7, 2017, Amendment No. 8, dated August 22, 2018, Amendment No. 9, dated January 11, 2019, Amendment No. 10, dated September 28, 2020, Amendment No. 11, dated April 5, 2021, and Amendment No. 12, dated February 21, 2023 (collectively, the "Original Schedule 13D" and, together with this Amendment, this "Schedule 13D"). This Schedule 13D relates to Class A Common Shares, $.01 par value per share (the "Class A Common Shares"), and Common Voting Shares, $.01 par value per share (the "Common Voting Shares," and, together with the Class A Common Shares, the "Common Shares") of The E.W. Scripps Company, an Ohio corporation (the "Issuer" or the "Company").

The persons filing this Schedule 13D (the "Reporting Persons") are parties to the Second Amended and Restated Scripps Family Agreement, dated March 26, 2021 (the "Scripps Family Agreement"), which restricts the transfer and governs the voting of the Common Voting Shares that the Reporting Persons own or may acquire.

This Amendment is being filed to, among other things, (a) add additional new parties to the Scripps Family Agreement as Reporting Persons under this Schedule 13D, (b) provide or update the information regarding the beneficial ownership of the Common Shares held by the Reporting Persons, and (c) disclose certain actions taken by the Reporting Persons with respect to candidates to serve on the board of directors of the Company.

## Item 2. Identity and Background
Name of person filing: Appendix A, which is referred to in Item 2 of the Original Schedule 13D, and as amended to date, is hereby further amended to: (a) add the information set forth on Appendix A hereto for the following new Reporting Persons hereunder: (i) Exempt Trust for the benefit of Bristol Cardin created under the Careen Cardin Trust dated November 26, 2018; (ii) Exempt Trust for the benefit of Bentleigh Cardin created under the Careen Cardin Trust dated November 26, 2018; (iii) Eaton Mackay Scripps, Jr.; and (iv) Tyler Garret Scripps; and (b) remove the Careen Cardin Trust, dated November 26, 2018, which ceased to be a party to the Scripps Family Agreement as of December 14, 2024 because such trust no long held any Common Voting Shares as of such date and, accordingly, is no longer a Reporting Person hereunder.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Civil proceedings (securities laws) in the last five years: See Item 2(a).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

Since the filing of the Original Schedule 13D, the Reporting Persons have engaged in transactions in the Common Shares. These transactions include open market purchases, gifts, director equity award grants and vesting, contributions to trusts and distributions from trusts and other transfers for estate planning purposes.

Charles Barmonde, Monica Holcomb and Raymundo H. Granado, Jr., each of whom is a Reporting Person, have served on board of directors of the Company since May 2015, May 2023 and May 2023, respectively, as among the directors elected by the Reporting Persons as holders of the Common Voting Shares and each is expected to stand for re-election at the Company's 2026 Annual Meeting of Shareholders (the "Annual Meeting").

In addition, the Reporting Persons recommended to the Nominating & Governance Committee of the board of directors that Tracy Tunney Ward be nominated for election at the Annual Meeting as a member of the board to hold a seat elected by the Common Voting Shares following an expansion of the size of the board. From 2006 until her retirement in August 2025, Ms. Ward served as the President, Chief Executive Officer and a Director of Miramar Services, Inc., which is the family office for the Reporting Persons, and as a director and executive officer of related entities that provide investment advisory and trust services to the Reporting Persons. She currently serves as President of TTW Consulting LLC, which provides advisory services regarding business and organizational development.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix B hereto sets forth (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person (excluding Common Shares beneficially owned by other Reporting Persons unless otherwise indicated), (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares subject to the Scripps Family Agreement, and (iii) the percentage of the number of outstanding Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
The first paragraph of Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Except as provided in the Scripps Family Agreement or as set forth on Appendix B, each Reporting Person has the sole power to dispose or direct the disposition of all Class A Common Shares and Common Voting Shares that such Reporting Person beneficially owned as of February 5, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None of the Reporting Persons has effected any transactions in the Class A Common Shares or the Common Voting Shares in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 2(a) for a description of a trust that no longer holds any Common Voting Shares and ceased to be a party to the Scripps Family Agreement as of the date noted therein. Such trust is no longer a Reporting Person hereunder.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement and Power of Attorney signed by the new Reporting Persons.
2. Appendix A - Information on New Reporting Persons.
3. Appendix B - Beneficial Ownership Information of Reporting Persons.

## Signatures
- Anne La Dow: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Anne M. La Dow Trust under Agreement dated 10/27/2011: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Anthony S. Granado: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Austin S. Heidt: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Barbara Victoria Scripps Evans: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Brittany Jean Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Charles E. Scripps, Jr.: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Charles L. Barmonde: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Cody Dubuc: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Corina S. Granado: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Crystal Vasquez Lozano: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Cynthia J. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Douglas A. Evans: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Eaton M. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Eaton Mackay Scripps, Jr.: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Edward W. Scripps, Jr.: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Eli W. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Elizabeth A. Logan: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Elizabeth Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Ellen B. Granado: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Ellen M. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Ellen M. Scripps Revocable Trust dtd April 17, 2014: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Eva Scripps Attal: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Gerald J. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Geraldine Scripps Granado: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- J. Sebastian Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- James Bryce Vasquez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Jenny Sue Scripps Mitchell: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Jessica L. Hoerster: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Jimmy R. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John P. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John P. Scripps Trust Exempt Trust under agreement dated 2/10/77: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John Patrick Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- John Peter Scripps 2013 Revocable Trust: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Jonathan L. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Julia Scripps Heidt: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Kendall S. Barmonde: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Keon Korey Vasquez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- La Dow Family Trust under agreement dated 6/29/2004: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Manuel E. Granado: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Margaret Scripps Klenzing: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Marilyn J. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Mary Ann S. Sanchez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Mary Peirce: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Maxwell Christopher Logan: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- McCabe A. Ballance: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Megan Scripps Tagliaferri: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- R. Michael Scagliotti: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Molly E. McCabe: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Monica Holcomb: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Nathaniel W. Heidt: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Paul K. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Peggy Scripps Evans: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Peter R. La Dow: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Raymundo H. Granado, Jr.: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Rebecca Scripps Brickner: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Robert S. Heidt III: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Jacqueline Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Robert P. Scripps IV: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Samantha J. Brickner: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Savannah Brickner: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Shannon Leigh Howard: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust): /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Tyler Garret Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Vanessa L. Sanchez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Veronica E. Sanchez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Virginia S. Vasquez: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Wendy E. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- William A. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- William H. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Kathy Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Scripps Family 1992 Revocable Trust, dated 06-09-92: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Sam D.F. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Samuel Joseph Logan: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Welland H. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- Wesley W. Scripps: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)
- William A. Scripps, Jr.: /s/ Cara Hurak, Cara Hurak, on behalf of Miramar Services, Inc., as Attorney-in-Fact pursuant to a POA for such Reporting Person and attached to the Schedule 13D (02/06/2026)